Mail Stop 4561
via fax (408) 346-3156

January 26, 2009

Mr. David DeWalt
Chief Executive Officer and President
McAfee Inc.
3965 Freedom Circle
Santa Clara, CA 95054

        Re: McAfee, Inc.
              Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
              Filed February 28, 2008 and April 29, respectively
              File No. 001-31216

Dear Mr. DeWalt:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Kathleen Collins
                  Accounting Branch Chief